

January 16, 2024

Ari Bousbib
Chief Executive Officer
IQVIA HOLDINGS INC.
2400 Ellis Road
Durham, North Carolina 27703

> **Re: IQVIA HOLDINGS INC.**
> **Registration Statement on Form S-4**
> **Filed January 5, 2024**
> **File No. 333-276404**

Dear Ari Bousbib:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Ansart at 202-551-4511 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Tom Fraser